INVEST IN **BUD LOVE**

Leading the CANNABIS MIXER revolution!



BudLove
WE'RE SHARING
THE LOVE!
MAKES BUD BETTER

budlove.com San Diego CA

LEAD INVESTOR

Jeff Lievense CEO

I know and have confidence in the commercial team. I've personally known Roy Lipski and Alastair James for more than six years and consider them to be outstanding entrepreneurs. I've gotten enthusiastic, independent feedback on the product from friends which validates the product claims as a desirable mixer to enhance the cannabis experience. Finally, it just seems like a novel and great idea with a large, addressable market and attractive profit margins.

Invested $10,000 this round

Highlights

1. 🔑 Team with decades in innovative technology and scaling businesses from 0-to-1, IPOs & exits
2. 🥇 Early-mover advantage with a category-defining product and a defensible competitive position
3. 🐳 Cannabis is a young, $400 billion global market, and Bud Love fits this entire user base
4. 🚫 NO legal hold-ups. 0% of the difficulties of a cannabis business
5. 💰 The product is entering the market right NOW, w/ gross margin >75% | revenue target of $100M in 2026 (not guaranteed)
6. 💕 Satisfies consumers' unmet needs - studies show 8/10 consumers preferred cannabis with Bud Love

Our Team



Roy Lipski CEO

Entrepreneur with >25 yrs. experience building companies, including IPOs and acquisitions. Grew small start-up into $500 million company. Ran a public company for close to 10 yrs.

We knew bud could get better... because ever since breeders have grown cannabis to be SUPER STRONG it has lost some of the fun and benefits for many users. We set out to restore the balance of all the ingredients in cannabis with Bud Love, and so bring back the full benefits and fun of bud without the unwanted side-effects.



Shuchi Sarkar CMO

Global Marketing Executive for Fortune 500 Brands & Start-ups including HP | Forbes



Communications Council | Tech, BioTech, SaaS, B2B/B2C Performance Marketing



Andrew Falconer   VP of Commercial Development

Senior sales & BD positions in cannabis for >8 yrs including at Pharmacann, Trucenta, Bellrock Brands, Silverpeak Farms and Americanna. Opened up multiple new states for Mary's Medicinals.



Alastair James   COO

Breadth of experience from start-ups to large multinationals. COO/Managing Director at UniCredit. Cambridge University undergraduate; Columbia MBA.



Dan Hawksley   Fractional CFO

Experienced CFO with accountancy and science background. Formerly CFO of GAM's systematic hedge fund business. 5 yrs. at Deloitte.

Bud Love is blazing the way for a new product category: CANNABIS MIXERS; satisfying unmet consumer needs and transforming cannabis use worldwide!



Watch Roy Lipski, CEO of Bud Love, discuss this unique opportunity to own a piece of the next product revolution*.



Forward-looking projections of margins and revenues cannot be guaranteed.

Breakthrough innovations and new categories, such as plant-based meats.

Breakthrough innovations and new categories, such as plant-based meats, electric cars and streaming services, keep redefining consumer behavior while **making fortunes** for investors.

Bud Love is spearheading the next new category – *Cannabis Mixers* – that's set to **revolutionize** how cannabis is enjoyed by millions of people worldwide.

BUD LOVE IS THE WORLD'S FIRST *MIXER DESIGNED FOR CANNABIS LIKE THE MIXER IN A COCKTAIL.**

** Tobacco is commonly mixed with cannabis, as are certain herbs occasionally. However, the Company believes that Bud Love is the world's first mixer specifically designed and formulated to be mixed with cannabis and consumed together, to enhance and improve the experience and buzz.*

Rooted In Large Consumer Trends

Like the mixology revolution that drove a 12% growth in the spirit market in 2021 (while beer and wine were flat), Bud Love is rooted in the large overarching trends shaping the preferences of today's consumers, as well as the unmet needs of cannabis users.

MAJOR CONSUMER TRENDS	UNMET CANNABIS USERS' NEEDS[3]
Personalization 70% of consumers[1] frustrated when they don't find personalization.	**Controlled high** Prefer a less intense high sometimes, and more control.
In control Consumers want information and options to make them feel in control[2].	**Mix it up** Are bored and would like to try new things.
New experiences In today's world, consumers are hungry for new experiences[2].	**Less harsh** Want something that doesn't hurt their throat or cause coughing.
Same, only better Consumers looking for little ways to upgrade daily rituals[2].	**No anxiety** Wish to avoid unwanted cannabis side-effects (paranoia, anxiety).

(1) 2021 McKinsey & Company report; (2) 2022 Mintel Global Consumer Trends Report; (3) Brightfield Group focus group study of US cannabis consumers, April & May 2022.

Introducing Bud Love

Bud Love *Premium Herbal+ Mixers* are designed to be combined with cannabis flower and enjoyed together, like the mixer in a cocktail. Bud Love is made from *marshmallow leaf*, an ancient medicinal herb; the mother cannabinoid, *CBG*; and rich natural flavors, including *terpenes*.


SAY HELLO TO
MAKES BUD BETTER
CANNABIS, THC, & NICOTINE FREE
Bud Love

Bud Love *IS* Cannabis Mixology



Bud Love won't give customers a buzz on its own. **But when mixed with cannabis, it complements it, bringing out its best qualities and moderating undesired side-effects.**

CUSTOM BUZZ
Choose a flavor. Then find the Bud Love to cannabis ratio for just the right buzz.

MORE HAPPY
Contains CBG & terpenes for a more relaxed, mellow and worry-free feeling.

SILKY SMOOTH
Includes marshmallow leaf to sooth the throat and reduce coughing.

BUD LONGER
Add Bud Love, use less bud, but keep the buzz. Make precious flower go further.

Driven by major consumer trends and satisfying the unmet needs of cannabis users worldwide, Bud Love is the **breakthrough innovation** that the massive cannabis market has been waiting for!

BUD LOVE *MEETS* CONSUMERS' NEEDS:
✓ Customization   ✓ Control
✓ New & different   ✓ Less harsh
✓ Less unwanted side-effects

Customers love Bud Love!

Two blind studies in April & May of 2022 gave **resoundingly positive** feedback, **proving Bud Love's strong market fit.**

8 OUT OF 10
Tokers preferred Bud Love

9 OUT OF 10
Anxious Smokers preferred Bud Love

9 OUT OF 10
Budtenders would recommend Bud Love

To watch a video of the blind studies, visit budlove.com/blindstudies.

And customers are being **vocal in their appreciation.**


"[I like] how well it burns and the smell is super tasty"
"It was an awesome smoking experience. I don't think I will be smoking a joint without it going forward."
"I've seen a lot of "new things" most I don't like, but I find this product exciting and effective"
"I love this idea and I think that this is an amazing product that will appeal to everyone"
"I truly love this product"
"We all absolutely LOVE Bud Love"
"Zero paranoia with full relaxation"
"Very calm and relaxing"
"Felt a bit more high than I expected to"
"I've got asthma and I didn't even cough once!"
"Felt more mentally balanced and a little more body effect"
"The smell/flavor was amazing!"
"Clear minded vs wandering mind"
"Really enjoyed the product. Smoking cannabis that's too strong is no longer enjoyable for me. This is an elegant solution"
"Was not harsh, super smooth!"
"Helps make harsh weed a lot smoother and I still get just as high but without the anxiety"

Bud Love Is Available In Stores And Online

Bud Love is available in 8 flavors designed to complement different cannabis strains - from classic to more fruity, natural, and even tobacco flavored (nicotine-free) for those who enjoy a spliff. It's manufactured in the US using a **proprietary,** solvent-free process that ensures consistency and quality in every batch.


Bud Love
PREMIUM HERBAL+ MIXER
4.5G
SWEET
CLASSIC
NEUTRAL
PAIRS WELL WITH ALL STRAINS
ACTIVE
PAIRS WELL WITH SATIVA
INSPIRED
PAIRS WELL WITH HYBRIDS
RELAXED
PAIRS WELL WITH INDICA

Bud Love can be purchased in dispensaries, smoke shops, and convenience stores, as well as online (depending on state laws). Sales are supported by extensive in-store collateral, awareness campaigns and on-the-ground promoters.


EVERY BUD NEEDS SOME LOVE
EVERY BUD NEEDS SOME LOVE


BUD LOVE
Makes Bud Better
PREMIUM HERBAL+ MIXER

Watch the Bud Love explainer video below:





A Vast Market Waiting for Bud Love

Millions of people worldwide consume cannabis, and this vast market continues to grow as young people increasingly prefer cannabis over alcohol. Cannabis consumers are looking for high quality, innovative products to give them their own personalized experience – and **Bud Love has answered their call!**

Bud Love taps global cannabis market >$400 bn
- Regulated global cannabis sales were $30.6bn in 2021, expected to more than double by 2026[1].
- Unregulated global cannabis market estimated at $393bn in 2020[2].

Flower rules supreme; Bud Love blends with it
- Flower and pre-rolls are >50% of US cannabis sales[1].
- 83% of cannabis consumers use flower[2].

Cannabis to outpace alcohol; Bud Love is the mixer
- Value of US consumption of cannabis already exceeds that of spirits and matches beer[2].

(1) BDSA; (2) New Frontier Data.

A Compelling Business Proposition

Bud Love appeals to *all* cannabis users, from those wanting to enhance their experience or have fewer unwanted side-effects, to the curious searching for something new. And since it's **FULLY LEGAL**, Bud Love can tap into the entire global cannabis market of **$400**bn, without <u>any</u> of the difficulties of being a cannabis business.

Appeals to all cannabis smokers
- Global cannabis market >$400bn.

Can be sold everywhere
- Cannabis, THC & nicotine free.
- Can be sold in most states & internationally; retail and online.

Scalable & defensible
- Scalable, proprietary manufacturing process.
- Patent-pending formulation & use; trade secrets.

Compelling economics
- Expected gross margin of 75-400%[1] depending on sales channel.

(1) Current Company estimates. May vary over time.

With expected gross margins of 75-400%, a scalable and defensible business model, early-mover advantage, and a **REVENUE** target of **$100M** in 2026, Bud Love is a **highly compelling** business proposition*.

* Gross margin expectations depend on sales channel. Calculated as (sale price - cost of production)/cost of production. Forward-looking projections of margins and revenues cannot be guaranteed.

Quick Path to XMarket

Bud Love can be sold direct to consumers or wholesale to pre-roll manufacturers. Our US rollout began in September 2022 and we're now poised for rapid growth.



Roll out started
• US roll-out and e-commerce started September 2022.
Buzz growing
• Multi-sided marketing strategy creating buzz and educating consumers on Bud Love.
Set for scalable growth
• Robust pipeline for rapid revenue growth.
• Scalable US production.
@budlovemixer
@janefisho
Bud Love
SOLD HERE

Strong Leadership Team

We walk the talk. Our leaders have spent decades innovating at the intersection of technology and business, by building, growing and selling companies. Through our previous company we pioneered the production of the mother cannabinoid, CBG, using scalable, cutting-edge technology. We're now bringing the benefits of this amazing ingredient to cannabis users through Bud Love.

STRONG LEADERSHIP TEAM
DECADES OF EXPERIENCE INNOVATING AT THE INTERSECTION OF TECHNOLOGY & BUSINESS.
ROY LIPSKI
CEO
• Entrepreneur with >25 yrs. experience building companies, including IPOs and acquisitions.
• Grew small start-up into $500 million company.
• Ran public company for close to 10 yrs.
SHUCHI SARKAR
MARKETING
• Previous Global Head of Marketing for HP's digital printing business.
• Multiple industry awards including EFFIEs, Cannes Lions, Innovative Marketer by Economic Times, WIM Digital Marketer.
ANDREW FALCONER
SALES & BD
• Senior sales & BD positions in cannabis for >8 yrs. including at Pharmacann, Trucenta, Bellrock Brands, Silverpeak Farms and Americanna.
• Opened up multiple new states for Mary's Medicinals.
ALASTAIR JAMES
OPERATIONS
• Breadth of experience from start-ups to large multinationals.
• COO/Managing Director at UniCredit.
• Cambridge University undergraduate; Columbia MBA.
DAN HAWKSLEY
FINANCE
• Experienced CFO with accountancy and science background.
• Formerly CFO of GAM's systematic hedge fund business.
• 5 yrs. at Deloitte.

We've done this before and have the team to **do it again**, with Bud Love!

Invest in Bud Love

We're raising $1.235M on Wefunder to quickly expand the reach of Bud Love. Our investment proposition is clear: **Bud Love uniquely satisfies unmet consumer needs in a vast and growing market ready for innovation.**



INVEST IN BUD LOVE
• Like cocktail mixers growing the spirits market, herbal mixers will expand the cannabis market.
• Bud Love is the world's first, and legal, mixer designed specifically for cannabis*.
• Rooted in top consumer and cannabis trends, Bud Love meets large unmet needs.
• Huge global addressable market >$400bn.
• Blind studies confirm product-market fit.
Bud Love



- Early-mover advantage and defensible competitive position.
- Management team with decades of relevant experience.
- Positioned for *acquisition* by big tobacco in 3-5 yrs.

MAKES BUD *BETTER*

Join us today as Bud Love blazes the way for a new product category: *Cannabis Mixers*. Together, we can fundamentally transform cannabis use the world over!



For more information, see our <u>*narrated investor presentation*</u>.
And for a quick refresher on crowdfunding and convertible notes, <u>*see this primer*</u>.

* Tobacco is commonly mixed with cannabis, as are certain herbs occasionally. However, the Company believes that Bud Love is the world's first mixer specifically designed and formulated to be mixed with cannabis and consumed together, to enhance and improve the experience and buzz.

Downloads

BUD LOVE Investor Presentation NARRATED.mp4

Targets.pdf

Crowdfunding Convertible Note Primer.mp4

Customer Brochure.pdf

POS Poster 2.pdf